                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13G
                                (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)*


                           CHANNELL COMMERCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK $.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   159186105
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              February 14, 1997**
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


CHECK THE APPROPRIATE SPACE TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

     [_] RULE 13d-1(b)

     [_] RULE 13d-1(c)

     [X] RULE 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** See Item 4(a) of this Schedule.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the notes).

                                 SCHEDULE 13G
------------------------                               ------------------------
  CUSIP NO. 159186105                                      PAGE 1 OF 1 PAGES
------------------------                               ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


      William H. Channell, Jr.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION


      UNITED STATES
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF            See Item 4(a). As of the date of this filing, the
                          reporting person has sole voting power with respect to
                          1,437,184 shares of Common Stock.
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING             See Item 4(a). As of the date of this filing, the
                          reporting person has sole voting power with respect to
                          1,437,184 shares of Common Stock.
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,437,184. See Item 4(a).
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


      Not Applicable                                                [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


      15.8%. See Item 4(b).
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

Item 1.

     (a) Name of Issuer:

     Channell Commercial Corp.

     (b) Address of Issuer's Principal Executive Offices:

     26040 Ynez Road
     Temecula, California 92591

Item 2.

     (a) Name of Person Filing:  William H. Channell, Jr.

     (b) Address of Principal Business Officer or, if none, Residence:

     26040 Ynez Road
     Temecula, California 92591

     (c) Citizenship:  United States

     (d) Title of Class of Securities:  Common Stock, $.01 par value

     (e) CUSIP Number:  159186105

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

     (b)  [_]  Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b) (1) (ii)
               (E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under sectionn 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

ITEM 4.   Ownership.

     (a) Amount Beneficially Owned: As of date of this Schedule, Mr. Channell beneficially owns 1,437,184 shares of the common stock of Channell Commercial Corp., which total includes 183,334 shares of common stock as to which Mr. Channell may acquire beneficial ownership within sixty (60) days of the date hereof pursuant to the exercise of stock options.

     As of the registration under Section 12 of the Securities Act of 1933, as amended, of the common stock of Channell Commercial Corp. on June 26, 1996, Mr. Channell held 1,534,250 shares of common stock and fully-vested options to acquire 100,000 shares of common stock. Since June 26,

     1996, Mr. Channell has been a party to the following transactions in the common stock of Channell Commercial Corp.:

     Sales of Common Stock by Mr. Channell:

          Month & Year of Sale            Number of Shares Sold   Per Share Sale Price       Aggregate Sale Proceeds
          ----------------------------------------------------------------------------------------------------------
          July 1997                              10,000                  $15.50                      $155,000
          ----------------------------------------------------------------------------------------------------------
          July 1997                               5,000                  $14.75                      $ 73,750
          ----------------------------------------------------------------------------------------------------------
          July 1998                              30,000                  $11.06                      $331,800
          ----------------------------------------------------------------------------------------------------------
          November 1999                          20,000                  $10.37                      $207,400
          ----------------------------------------------------------------------------------------------------------
          November 1999                           5,000                  $11.69                      $ 58,450
          ----------------------------------------------------------------------------------------------------------
          November 1999                           5,000                  $11.63                      $ 58,150
          ----------------------------------------------------------------------------------------------------------
          November 1999                           5,000                  $11.56                      $ 57,800
          ----------------------------------------------------------------------------------------------------------
          December 1999                           2,500                  $12.24                      $ 30,600
          ----------------------------------------------------------------------------------------------------------
          December 1999                           1,500                  $11.77                      $ 17,655
          ----------------------------------------------------------------------------------------------------------
          December 1999                           1,000                  $11.38                      $ 11,380
          ----------------------------------------------------------------------------------------------------------
          December 1999                           7,000                  $11.00                      $ 77,000
          ----------------------------------------------------------------------------------------------------------
          December 1999                           3,000                  $11.00                      $ 33,000
          ----------------------------------------------------------------------------------------------------------
          January 2000                            7,000                  $10.63                      $ 74,410
          ----------------------------------------------------------------------------------------------------------
          January 2000                           13,000                  $10.48                      $136,240
          ----------------------------------------------------------------------------------------------------------
          January 2000                            5,000                  $11.75                      $ 58,750
          ----------------------------------------------------------------------------------------------------------
          February 2000                          10,000                  $12.94                      $129,400
          ----------------------------------------------------------------------------------------------------------
          February 2000                           5,000                  $13.94                      $ 69,700
          ----------------------------------------------------------------------------------------------------------
          February 2000                           3,000                  $14.25                      $ 42,750
          ----------------------------------------------------------------------------------------------------------
          February 2000                           3,500                  $13.75                      $ 48,125
          ----------------------------------------------------------------------------------------------------------
          February 2000                           3,500                  $13.75                      $ 48,125
          ----------------------------------------------------------------------------------------------------------
          March 2000                              9,000                  $18.26                      $164,340
          ----------------------------------------------------------------------------------------------------------
          March 2000                              4,200                  $16.00                      $ 67,200
          ----------------------------------------------------------------------------------------------------------
          March 2000                              1,000                  $14.81                      $ 14,810
          ----------------------------------------------------------------------------------------------------------
          March 2000                              8,900                  $14.75                      $131,275
          ----------------------------------------------------------------------------------------------------------
          March 2000                              1,500                  $14.69                      $ 22,035
          ----------------------------------------------------------------------------------------------------------
          March 2000                              5,000                  $14.50                      $ 72,500
          ----------------------------------------------------------------------------------------------------------
          March 2000                              9,500                  $13.94                      $132,430
          ----------------------------------------------------------------------------------------------------------
          March 2000                              6,000                  $14.69                      $ 88,140
          ----------------------------------------------------------------------------------------------------------
          March 2000                              6,250                  $14.53                      $ 90,813
          ----------------------------------------------------------------------------------------------------------
          April 2000                                700                  $13.50                      $  9,450
          ----------------------------------------------------------------------------------------------------------
          April 2000                              2,500                  $ 9.56                      $ 23,900
          ----------------------------------------------------------------------------------------------------------
          April 2000                              1,100                  $13.05                      $ 14,355
          ----------------------------------------------------------------------------------------------------------
          April 2000                              1,200                  $13.00                      $ 15,600
          ----------------------------------------------------------------------------------------------------------
          April 2000                              3,150                  $12.04                      $ 37,926
          ----------------------------------------------------------------------------------------------------------
          May 2000                                5,700                  $11.03                      $ 62,871
          ----------------------------------------------------------------------------------------------------------
          May 2000                                4,300                  $10.25                      $ 44,075
          ----------------------------------------------------------------------------------------------------------
          June 2000                              15,000                  $12.38                      $185,700
          ----------------------------------------------------------------------------------------------------------
          August 2000                            15,000                  $13.31                      $199,650
          ----------------------------------------------------------------------------------------------------------
          August 2000                            10,000                  $13.50                      $135,000
          ----------------------------------------------------------------------------------------------------------
          September 2000                         10,000                  $13.75                      $137,500
          ----------------------------------------------------------------------------------------------------------
          November 2000                           2,800                  $ 8.00                      $ 22,400
          ----------------------------------------------------------------------------------------------------------
          November 2000                           1,400                  $ 7.50                      $ 10,500
          ----------------------------------------------------------------------------------------------------------
          November 2000                           2,200                  $ 7.26                      $ 15,972

          ----------------------------------------------------------------------------------------------------------
          December 2000                           6,400                  $ 7.25                      $ 46,400
          ----------------------------------------------------------------------------------------------------------
          December 2000                           5,000                  $ 7.25                      $ 36,250
          ----------------------------------------------------------------------------------------------------------
          December 2000                           5,000                  $ 7.25                      $ 36,250
          ----------------------------------------------------------------------------------------------------------
          December 2000                           7,200                  $ 7.25                      $ 52,200
          ----------------------------------------------------------------------------------------------------------
          December 2000                             400                  $ 7.06                      $  2,824
          ----------------------------------------------------------------------------------------------------------

     Receipt of Options to Acquire Shares of Common Stock by Mr. Channell:

          --------------------------------------------------------------------------------------
            Date (month / year) of
                 Option Grant             Number of Options            Per Share Exercise Price
          --------------------------------------------------------------------------------------
          --------------------------------------------------------------------------------------
          July 1996                            100,000                          $11.00
          --------------------------------------------------------------------------------------
          July 1997                             50,000                          $13.25
          --------------------------------------------------------------------------------------
          September 1998                        25,000                          $ 8.81
          --------------------------------------------------------------------------------------
          August 1999                           50,000                          $10.75
          --------------------------------------------------------------------------------------

     As a result of the aforesaid transactions, Mr. Channell currently holds 1,437,184 shares of common stock and options to acquire 225,000 shares of common stock of Channell Commercial Corp. Of those options, 183,334 are exercisable within 60 days of the date hereof.

     (b) Percent of Class: 15.8%, which calculation includes in the shares of common stock beneficially owned by Mr. Channell and the total issued and outstanding common stock of Channell Commercial Corp. the 183,334 shares of common stock as to which Mr. Channell may acquire beneficial ownership within sixty (60) days of the date hereof pursuant to the exercise of stock options.

     (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote: 1,437,184

               (ii)  Shared power to vote or to direct the vote: -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     1,437,184

               (iv)  Shared power to dispose or to direct the disposition of:
                     -0-

ITEM 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

ITEM 8.   Identification and Classification of Members of the Group.

          Not applicable.

ITEM 9.   Notice of Dissolution of the Group.

          Not applicable.

ITEM 10.  Certifications.

          Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date: January  22, 2001

                                   /s/ William H. Channell, Jr.
                                   ------------------------------------
                                   William H. Channell, Jr.


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).